UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Pono Capital Two, Inc.
 (Name of Issuer)

Class A Common Stock, $0.0001 par value per share
 (Title of Class of Securities)

73245B107
(CUSIP Number)

Randal D. Murdock
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2024
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
ZUU Co. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,339,014*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,339,014*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,339,014*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

 * Includes 60,701 units, with each unit consisting of one share of Class A Common Stock and one redeemable warrant, and each warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share.  The warrants become exercisable on the later of (i) 30 days after the completion of the Issuer’s initial business combination and (ii) 12 months from the effective date of the registration statement on Form S-1 (File No. 333-265571) for the Issuer’s initial public offering. All reported shares of Class A Common Stock are held by ZUU Funders Co. Ltd.   ZUU Funders Co. Ltd is the operating partner of ZUU Target Fund for SBC Medical Group HD Investment Partnership and a wholly-owned subsidiary of ZUU Co. Ltd.  ZUU Co. Ltd. is majority owned and controlled by Kazumasa Tomita.  Each Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

** Based on 5,489,624 shares of Class A Common Stock stated by the Issuer as being outstanding as of November 13, 2023 in its Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the U.S. Securities and Exchange Commission on November 14, 2023.

1	NAMES OF REPORTING PERSONS
ZUU Funders Co. Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,339,014*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,339,014*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,339,014*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

 * Includes 60,701 units, with each unit consisting of one share of Class A Common Stock and one redeemable warrant, and each warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share.  The warrants become exercisable on the later of (i) 30 days after the completion of the Issuer’s initial business combination and (ii) 12 months from the effective date of the registration statement on Form S-1 (File No. 333-265571) for the Issuer’s initial public offering. All reported shares of Class A Common Stock are held by ZUU Funders Co. Ltd.   ZUU Funders Co. Ltd is the operating partner of ZUU Target Fund for SBC Medical Group HD Investment Partnership and a wholly-owned subsidiary of ZUU Co. Ltd.  ZUU Co. Ltd. is majority owned and controlled by Kazumasa Tomita.  Each Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

** Based on 5,489,624 shares of Class A Common Stock stated by the Issuer as being outstanding as of November 13, 2023 in its Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the U.S. Securities and Exchange Commission on November 14, 2023.

1	NAMES OF REPORTING PERSONS
ZUU Target Fund for SBC Medical Group HD Investment Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,339,014*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,339,014*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,339,014*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

 * Includes 60,701 units, with each unit consisting of one share of Class A Common Stock and one redeemable warrant, and each warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share.  The warrants become exercisable on the later of (i) 30 days after the completion of the Issuer’s initial business combination and (ii) 12 months from the effective date of the registration statement on Form S-1 (File No. 333-265571) for the Issuer’s initial public offering. All reported shares of Class A Common Stock are held by ZUU Funders Co. Ltd.   ZUU Funders Co. Ltd is the operating partner of ZUU Target Fund for SBC Medical Group HD Investment Partnership and a wholly-owned subsidiary of ZUU Co. Ltd.  ZUU Co. Ltd. is majority owned and controlled by Kazumasa Tomita.  Each Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

** Based on 5,489,624 shares of Class A Common Stock stated by the Issuer as being outstanding as of November 13, 2023 in its Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the U.S. Securities and Exchange Commission on November 14, 2023.

1	NAMES OF REPORTING PERSONS
Kazumasa Tomita

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,339,014*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,339,014*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,339,014*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

 * Includes 60,701 units, with each unit consisting of one share of Class A Common Stock and one redeemable warrant, and each warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share.  The warrants become exercisable on the later of (i) 30 days after the completion of the Issuer’s initial business combination and (ii) 12 months from the effective date of the registration statement on Form S-1 (File No. 333-265571) for the Issuer’s initial public offering. All reported shares of Class A Common Stock are held by ZUU Funders Co. Ltd.   ZUU Funders Co. Ltd is the operating partner of ZUU Target Fund for SBC Medical Group HD Investment Partnership and a wholly-owned subsidiary of ZUU Co. Ltd.  ZUU Co. Ltd. is majority owned and controlled by Kazumasa Tomita.  Each Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

** Based on 5,489,624 shares of Class A Common Stock stated by the Issuer as being outstanding as of November 13, 2023 in its Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the U.S. Securities and Exchange Commission on November 14, 2023.

CUSIP No. 73245B107	SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Class A Common Stock, $0.0001 par value per share (the “Class A Shares”), of Pono Capital Two, Inc., a Delaware corporation (the “Issuer”), with principal executive offices located at 643 Ilalo St. #102, Honolulu, Hawaii 96813.

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of the following persons:  (i) ZUU Co. Ltd., a Japanese corporation (“ZUU”); (ii) ZUU Funders Co. Ltd., a Japanese corporation (“Funders”); (iii) ZUU Target Fund for SBC Medical Group HD Investment Partnership (the “Fund”); and (iv) Kazumasa Tomita, a citizen of Japan (collectively, the “Reporting Persons”).

The address of the principal business offices of the Reporting Persons is 3-6-28 Aobadai, Meguroku, Tokyo 154-0042, Japan.

Funders is the operating partner the Fund and a wholly-owned subsidiary of ZUU.  ZUU is majority owned and controlled by Mr. Tomita.  Mr. Tomita’s present principal occupation or employment is serving as the President of ZUU.  ZUU operates an online media business that provides financial information.  Funders was established to facilitate financing for the Fund.  The Fund was established in order to invest in securities of the Issuer.

Attached as Appendix A to Item 2 is information concerning the directors of ZUU as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.  Funders has no directors or executive officers other than Mr. Tomita.

None of the Reporting Persons nor any director or executive officer of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the acquisition of Class A Shares of the Issuer were contributed by investors to the Fund pursuant to the Investment Partnership Contract dated as of December 25, 2023 (the “Investment Partnership Contract”) that is filed as Exhibit 99.2 to this Schedule 13D and incorporated into this Item 3 by reference.  Under the Investment Partnership Contract, Funders, as operating partner of the Fund, has the power to acquire, dispose of, vote, and manage distributions in respect of Class A Shares.

Item 4.	Purpose of Transaction.

The Class A Shares beneficially owned by the Reporting Persons as set forth in this Schedule 13D were acquired solely for investment purposes. The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4, as applicable.

Pursuant to a Non-Redemption Agreement by and among the Issuer, the Fund, SBC Medical Group Holdings Incorporated (“SBC”), and Yoshiyuki Aikawa, the chief executive officer of SBC dated as of January 11, 2024 (the “Non-Redemption Agreement”), which agreement is filed as Exhibit 99.3 to this Schedule 13D and incorporated into this Item 4 by reference, the Fund agreed to acquire from public stockholders of the Company 1,500,000 to 1,700,000 Class A Shares in the open market, at a prices no higher than the redemption price per share payable to stockholders who exercise redemption rights in connection with the stockholder vote to approve the Issuer’s proposed business combination (“Business Combination”) with SBC prior to the stockholder meeting to vote on an amendment to the Issuers’ amended certificate of incorporation to extend the date by which it has to consummate a business combination (the “Meeting Date”) and to agree to waive its redemption rights and hold the shares until after the closing of the Business Combination. The Fund has further agreed to tender an “abstain” vote with regard to its Class A Shares in respect of the Business Combination, the related Business Combination Agreement, or any other proposal brought by the Issuer in connection with the Business Combination.  In consideration of the Fund’s agreement to waive its redemption rights with respect to the shares, and subject to (i) the Fund acquiring 1,500,000 to 1,700,000 Class A Shares in the open market, and (ii) the Fund’s satisfaction of its other obligations under the Non-Redemption Agreement, the Issuer, on the closing date of the Business Combination, provided that Holder has continued to hold the Holder’s shares through the closing date, SBC and Dr. Aikawa, shall cause to be issued or transferred to the Fund a number of Class A Shares held by Dr. Aikawa (the “Incentive Shares”), which will equal one (1) Incentive Share for each public share purchased in the open market pursuant to the Non-Redemption Agreement that is continuously owned by the Fund until the closing date of the Business Combination. The Non-Redemption Agreement terminates on the earliest to occur of (i) the closing date of the Business Combination, (ii) the termination of the related Business Combination Agreement, or (iii) April 30, 2024 if the Company has not cleared all comments of the U.S. Securities and Exchange Commission to its proxy statement in connection with the Business Combination by that date.

The Reporting Persons expect to evaluate the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, on an on-going basis, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.	Interest in Securities of the Issuer.

(a) Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,339,014 Class A Shares, representing approximately 24.4% of the Class A shares outstanding, in each case based on 5,489,624 Class A Shares stated by the Issuer as being outstanding as of November 13, 2023 in its Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the U.S. Securities and Exchange Commission on November 14, 2023.

(b) Each of the Reporting Persons may be deemed to have shared voting and shared dispositive power with regard to 1,339,014 Class A Shares.

(c) Except as set forth in Exhibit 99.4 to this Schedule 13D, the Reporting Persons have not engaged in any transactions in the Class A Shares during the past sixty days.

(d) Under the terms of the Investment Partnership Contract, distributions to the investors in the Fund may include dividends or proceeds from the sale of Class A Shares held by the Fund.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 99.1.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated February 6, 2024, of the Reporting Persons.
Exhibit 99.2	Investment Partnership Contract.
Exhibit 99.3	Non-Redemption Agreement.
Exhibit 99.4	Transactions in Class A Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024

ZUU CO. LTD.

By:	/s/ Kazumasa Tomita
Name:	Kazumasa Tomita
Title:	President

ZUU FUNDERS CO. LTD.

By:	/s/ Kazumasa Tomita
Name:	Kazumasa Tomita
Title:	President

ZUU TARGET FUND FOR SBC MEDICAL GROUP HD INVESTMENT PARTNERSHIP

By: ZUU Funders Co. Ltd., its Operating Partner

By:	/s/ Kazumasa Tomita
Name:	Kazumasa Tomita
Title:	President

KAZUMASA TOMITA

/s/ Kazumasa Tomita

APPENDIX A

The following sets forth information with respect to directors of ZUU.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.  All such directors are citizens of Japan.  All such directors disclaim beneficial ownership of all of the securities of the Issuer included in this report, and the filing of this report shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Name	Business Address	Principal Occupation
Yusuke Harada	3-6-28 Aobadai Meguro-ku, Tokyo, Japan	Director of ZUU
Takuro Higuchi	3-6-28 Aobadai Meguro-ku, Tokyo, Japan	Director of ZUU
Tadayoshi Nagayama	3-6-28 Aobadai Meguro-ku, Tokyo, Japan	Director of ZUU
Hirofumi Gomi	2-4-3 Nihonbashi Muromachi, Chuo-ku, Tokyo, Japan	Chairman of the Board, SBI Shinsei Bank, Ltd.
Ryuichiro Nakao	3-7-1 Shiomidai, Isogo-ku, Yokohama, Japan	President, Nakao Management Institute Inc.
Masatoshi Takahashi	3-6-28 Aobadai Meguro-ku, Tokyo, Japan	Director of ZUU
Tetsuya Sano	1-3 Kioicho, Chiyoda-ku, Tokyo, Japan	President, Growin' Partners Inc.
Yukari Takami	3714-3-13-1 Harumi, Chuo-ku, Tokyo, Japan	Representative Director, Will Will Co., Ltd
Nobuto Saito	3-6-28 Aobadai Meguro-ku, Tokyo, Japan	Director of ZUU
Mitsuhiro Kotani	3-6-28 Aobadai Meguro-ku, Tokyo, Japan	Director of ZUU